EXHIBIT 99.8
                                                                   ------------



             CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


We consent to the use of our reports dated February 14, 2007 relating to the financial statements of ARC Energy Trust and management's report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 40-F of ARC Energy Trust for the year ended December 31, 2006.




/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada

March 28, 2007